UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August, 2017

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements, File Nos. 333-192720, 333-207933 and 333-215983, and the Registrant's Form F-3 Registration Statement, as amended, File No. 333-214816.

As previously disclosed, on July 18, 2017, Kamada Ltd. (the “Company”) submitted to the U.S. Food and Drug Administration (the “FDA”) a proposed Phase 3 protocol for the Company’s “Alpha-1 Proteinase Inhibitor (human) Inhalation; Kamada-API for Inhalation” product candidate (“Inhaled AAT”).

In response to the study protocol and previous submission, the FDA issued a letter to the Company stating that it continues to have concerns and questions about the safety and efficacy of the Inhaled AAT. As previously disclosed, the Company will need to receive authorization from the FDA in order to proceed with the clinical development of Inhaled AAT in the United States, including its proposed Phase 3 trial.

The Company continues to engage in dialogue with the FDA on the concerns and questions it has raised and to discuss and evaluate next steps to proceed with the clinical studies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: August 28, 2017	By:	/s/ Gil Efron
Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer